November 14, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Erin Donahue and Jennifer Angelini

Re:	Dana Incorporated
Form 10-K for Fiscal Year Ended December 31, 2021
Response Dated November 14, 2022
File No. 001-01063

Dear Ms. Donahue and Ms. Angelini:

On behalf of Dana Incorporated (“Dana”), I submit our responses to the comments in your letter October 21, 2022, related to Dana’s Form 10-K for the fiscal year ended December 31, 2021, filed with the United States Securities and Exchange Commission (the “SEC”) on February 23, 2022, and the company’s prior response letters, dated September 15, 2022 and October 13, 2022.

Response Dated November 14, 2022

Risk Factors, Page 7

1.

We note your response to prior comment one and reissue it as your response does not appear to have addressed transition risks related to climate change. Please tell us how you considered providing disclosure addressing the transition risks related to climate change identified in our previously issued comments, including with regard to your assessment of their effect on your business, financial condition, and results of operations.

Response:

We have assessed the materiality of the transition risks related to climate change, including market trends that may alter business opportunities, credit risks, and technological changes.

The current transition of the mobility industry as it shifts from petroleum fuel vehicles (“ICE vehicles”) to alternate fuel vehicles (as a group “EV-based vehicles”) represents a significant opportunity for the Company. Over the last several years, the Company has made strategic decisions to accelerate the electrification of its product portfolio and to position the Company to be a leader in the e-propulsion systems that will be at the center of the transition from ICE vehicles to EV-based vehicles. As the market transitions from ICE vehicles to EV-based vehicles, the Company anticipates its content per vehicle opportunity will increase up to three-fold on a dollar basis. The Company’s primary driveline content on ICE vehicles includes axles and driveshafts. As the market transitions to EV-based vehicles we anticipate losing driveshaft content but adding additional driveline content in the form of gearboxes, e-motors, e-axles, power electronics, and software controls. We anticipate a similar three-fold opportunity in thermal and sealing products, as current ICE vehicle content is replaced with EV-based vehicle content including metallic bipolar plates, battery cold plates and power electronic cooling modules.

With the increased content opportunity on EV-based vehicles, we are beginning to see increased competition when it comes to bidding on new customer programs. The number of competitors bidding on EV-based vehicle programs is higher than what we historically experienced on ICE vehicle programs. In addition, the OEMs continue to assess which EV-based components they will vertically integrate and for which programs. We believe our current risk factors (e.g., “[w]e could be adversely impacted by the loss of any of our significant customers, changes in their requirements for our products or changes in their financial condition”) identify these risks; however, we will more clearly articulate the risk of increased competition for EV-based vehicle programs, including the potential expansion of vertical integration by our customers in future filings.

The Company’s acceleration of the electrification of its product portfolio was based on assessments of the markets in which we participate and on-going discussions with our customers. The Company and our customers have made significant investments in the form of research and development and capital deployed to transition to the production of battery electric, hybrid electric and hydrogen vehicles. Based on current trends in the markets in which we participate, and the significant investments made by our customers to migrate to battery electric, hybrid electric and hydrogen vehicles, the Company does not believe it is currently exposed to a material risk of technological change related to transition risks related to climate change that would cause a shift away from EV-based vehicles. The Company believes the general risk that a disruptive technology could be introduced that would impact our markets is addressed in our current “An inability to provide products with the technology required to satisfy customer requirements would adversely impact our ability to successfully compete in our markets” risk factor. The Company will continue to monitor the impact climate change transition risk could have on technological changes and update our risk factors in future filings as appropriate.

Our ability to gain access to capital at competitive prices has historically been predicated on maintaining adequate financial performance and appropriate credit metrics, as well as macro-economic factors that are outside our control. Transition risk related to climate change could impact our access to capital if certain stakeholders were to pressure the financial markets to withhold credit from participants in certain industries due to their perceived negative impact on the environment. The Company does not currently consider transition risk related to climate change to be a material credit risk based on the three successful senior notes sales the Company completed in 2021, including a $400 million green bond offering, as well as the increase and extension of our revolving credit facility in 2021. See Note 14 – Financing Agreements to our consolidated financial statement in Item 8 of our 2021 Form 10-K for additional information regarding these transactions. The Company will continue to monitor the impact climate change transition risk could have on our access to credit markets and update our current “Developments in the financial markets or downgrades to Dana’s credit rating could restrict our access to capital and increase financing costs” risk factor as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.

We note your response to prior comment two quantifies expenditures for climate-related projects for 2021. Please provide quantification for each of the other periods covered by your Form 10-K, or affirmatively state if there were no such expenditures. Additionally tell us if amounts are expected to increase in future periods.

Response:

In response to the Staff’s request to quantify capital expenditures for the Company’s climate-related projects, in 2021, the previously referenced solar array project in Sanand, India required a capital investment of approximately $0.082 million. There were no capital investments for climate-related projects in 2020 or 2019. There are no specific plans for these expenditures to increase in future periods.

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3.

We note your response, yet reissue prior comment three as it does not appear that each of the items identified in our original comment (i.e., comment five of our letter dated August 26, 2022) is addressed in your response. Please provide us with your analysis of the indirect consequences of climate-related regulations or business trends for each of the items noted in our prior comment. Include information explaining how the disclosed risks related to such consequences specifically address developments regarding climate change or tell us how you concluded on the materiality of the items for which disclosure was not deemed necessary.

Response:

We have analyzed the indirect consequences of climate-related regulations and business trends, including each of the items identified in the Staff’s original comment letter, and do not expect these indirect consequences to materially affect our business, financial condition, and results of operations. In our analysis, we considered that unlike other automotive component part suppliers (e.g., suppliers of fuel tanks, exhaust systems, etc.) all our existing content on ICE vehicles will be required for alternative fuel vehicles. Indeed, the current transition of the mobility industry as it shifts from ICE vehicles to alternative fuel vehicles (battery electric vehicles, hybrid electric vehicles, hydrogen vehicles, etc.) presents an opportunity for the Company to increase content per vehicle. As the market transitions from ICE vehicles to EV-based vehicles, the Company anticipates its content per vehicle opportunity will increase up to three-fold on a dollar basis.

For these reasons, the Company does not expect the indirect consequences of climate-related regulations or business trends to materially affect our business, financial condition, and results of operations beyond those risks previously discussed above. In future filings, we will provide further detail on the indirect consequences of the climate-related regulations or business trends in the Management’s Discussion and Analysis section, including specifically with respect to the potential impact of increased competition on the Company’s business and results of operations.

Very truly yours,

/s/ Timothy R. Kraus
Timothy R. Kraus
Senior Vice President and Chief Financial Officer

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